United States securities and exchange commission logo





                               September 11, 2023

       Henry Monzon
       Chief Executive Officer
       Nocturne Acquisition Corporation
       P.O. Box 25739
       Santa Ana, CA 92799

                                                        Re: Nocturne
Acquisition Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed August 14,
2023
                                                            File No. 333-273986

       Dear Henry Monzon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, filed August 14, 2023

       Cover Page

   1. We note your disclosure that "Cognos will apply for listing, to be effective at the time of the Business
Combination, of the Combined Company Common Stock on the Nasdaq..."
                                                        We also note that
conditional approval for listing on Nasdaq is a closing condition for the transactions. Please
disclose whether you will file the initial listing application for the
                                                        Combined Company prior
to mailing the proxy statement to Nocturne shareholders.
       Risk Factors
       Overview, page 8

   2. You refer the reader to a Final Prospectus on Form 424(b)(4) filed on April 1, 2021.
                                                        Please revise to
clarify that you are referring to the Final Prospectus of the SPAC's initial
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         public offering.
Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase public shares from public shareholders..., page 9

3.       We note your disclosure indicating that Nocturne   s officers and
directors and/or their
         affiliates may engage in public market purchases, as well as private purchases, of your securities. Please provide your analysis on how such purchases will comply with Rule
         14e-5, including whether the price offered in such purchases may be higher than the redemption price. To the extent you are relying on Tender Offer Rules and Schedules
         Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
Risk Factors
The SEC has recently issued proposed rules to regulate special purpose acquisition companies. , page 14

4. Please revise to update the risk disclosure since you did not complete an initial business combination by March 29, 2023.
Risk Factors
Nocturne shareholders will experience immediate dilution..., page 22

5. We note your pro forma presentation of the ownership levels of the Combined Company immediately following the Business Combination here and elsewhere in the Form S-4 that includes an assumption for mid-point redemptions. Please tell us how you determined that this presentation is appropriate without also providing all of the presentation and disclosure requirements in Article 11-02 of Regulation S-X. In this regard, we did not note inclusion of this additional scenario in the Unaudited Pro Forma Condensed
         Combined Financial Information beginning on page 126.
6. Please include footnote disclosure to the table presented on page 23 to provide a description of how you calculated the additional 278,945 shares to include for Cognos stockholders. In this regard, we note from your disclosures on page 22 that there will be
         230,872 shares underlying the Cognos Options and the 48,073 shares underlying the
         Cognos Warrants. Address this comment for all presentations included in the Form S-4.
Risk Factors
Risks Related to the Domestication and the Business Combination
Nocturne shareholders will experience immediate dilution as a consequence of the issuance of
Nocturne Common Stock..., page 22

7. We note that your ownership table here and elsewhere in the registration statement reflects 291,262 shares of common stock being issued to a "service provider." Similarly, we note your disclosure on page 131 regarding an adjustment to reflect "the issuance of
         291,262 shares to one service provider as compensation for services provided." Please
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         identify the service provider, discuss the nature of the services provided and briefly explain why they are being compensated through an equity issuance rather than paid in cash. Please disclose whether these shares are subject to any lock-up period or if they will be immediately available for re-sale upon issuance.
8. We note that, assuming no further redemptions, Nocturne public shareholders are expected to hold a 16.1% stake in the Combined Company following the transactions. We also note your statement on page 126 that "[t]he aggregate number of Merger
         Consideration Shares will be based on a pre-money enterprise value of Cognos of
         $120,000,000 and a per-share valuation of $10.30." We also note the valuations provided by Newbridge showing valuations of Cognos ranging between $124.4 million to $147.7 million. Here or elsewhere in the registration statement, please state the aggregate and per share implied valuation of this 16.1% stake based on (i) the $120.0 million valuation under the merger agreement, (ii) the $124.4 million valuation from the Newbridge fairness opinion and (iii) the $147.7 million valuation from the Newbridge fairness opinion.
9. Please revise to define the term "Maximum Contractual Redemptions" after the first instance the term is used.
We may not be able to complete the Business Combination should the Business Combination be subject to any potential review..., page 23

10. We note your statement that "[b]oth the Company and our Sponsor are businesses formed in the United States and under the laws of a U.S. jurisdiction." Please clarify that Nocturne is currently a Cayman Islands exempted company and will not be a business formed under the laws of a U.S. jurisdiction until the domestication to Delaware is completed.
How has the announcement of the Business Combination affected the trading price of the public shares?, page 52

11. Please revise to balance your disclosure by clarifying that there is no assurance that the trading prices of Nocturne's securities will continue to be "trending upwardly."
What will Cognos shareholders receive in the Business Combination?, page 52

12. Revise to disclose the approximate number of shares of Noctune common stock that Cognos shareholders will receive in the Business Combination. What equity stake will current Nocturne shareholders and Cognos shareholders hold in the
Combined Company immediately after the Closing?, page 53

13. Please clarify if the figures in these tables reflect the issuance of one-tenth (1/10) of one ordinary share for each public right upon consummation of the Business Combination. Please also disclose the impact of any other significant source of dilution,
         including any convertible securities or loans retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed
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         assumptions.
Questions and Answers
What happens to the funds deposited in the trust account after completion of the Business
Combination?, page 54

14. We note your statement that "After completion of the Business Combination, the funds in the trust account will be used to pay holders of the public shares who exercise redemption rights and, after paying the redemptions, a portion will be used to pay, as well as to pay transaction expenses incurred in connection with the Business Combination, including
         deferred IPO underwriting fees to Nocturne   s underwriters and for
working capital of the
         Company and its subsidiaries and general corporate purposes of the Company and its subsidiaries. Such funds may also be used to reduce the indebtedness and certain other liabilities of the Company and its subsidiaries." Please clarify who will be paid with a portion of the funds. Please also clarify if you currently intend to use a portion of the funds in the trust account to reduce indebtedness or liabilities of Nocturne. If so, please specify which indebtedness you intend to repay. Finally, please provide an estimate of how much cash from the trust account you expect to remain available for working capital or general corporate purposes after taking into account all anticipated payments in connection with the Business Combination.
Questions and Answers About the Special Meeting
What interests do Nocturne's current officers and directors have in the approval of the Proposals and the Business Combination?, page 56

15. Revise to expand this Question & Answer by briefly describing the interests that you refer to here.
16.      Please highlight the risk that Nocturne   s Non-Redeeming
Sponsor-Related
         Shareholders will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Questions and Answers About the Special Meeting
How are the funds in the trust account currently being held?, page 61

17. The response to this question appears limited to a description of proposed regulations.
         Please revise to include a description of how the funds in the trust account are currently being held. Please also update your risk factor disclosure regarding the possibility that you may be deemed to be an investment company under the Investment Company Act of 1940 to discuss how the funds in the trust account are currently being held and how this impacts such risk. In this regard, we note your disclosure on page 141 that "As of August 4, 2023,
         Nocturne has at least twenty million and eight hundred thousand dollars ($20,800,000) in its trust account with Continental Stock Transfer & Trust Company (
Continental   ), with
         such funds invested in United States government securities or in money market funds..."
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         and your disclosure on page F-7 that "In order to mitigate the risk that the Company could be deemed to be operating as an unregistered investment company under the Investment
         Company Act of 1940, as amended (as further described in the March Proxy Statement),
         the Company has instructed Continental to liquidate the Company   s
investments in money
         market funds invested primarily in U.S. government treasury securities and thereafter to hold all funds in the trust account in cash or in U.S. government treasury securities."
18. Here or elsewhere in the Questions and Answers, please state the per share value a redeeming holder would receive based on the current value of the trust account.
Summary, page 64

19. Here or elsewhere in the Registration Statement, please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the Company   s
         officers and directors, if material.
20. We note that the audit opinions for Nocturne and Cognos includes paragraphs related to substantial doubt about the ability of Nocturne and Cognos, respectively, to continue as going concerns. Please include prominent disclosure regarding this point in the Summary section.
21. Please expand on your summary description of Cognos to note, as discussed in the risk factors section and elsewhere in the Registration Statement, that Cognos has a limited operating history, currently has no products approved for commercial sale and has not generated any significant revenue from product sales to date.
Summary
Other Agreements Related to the Merger Agreement
Sponsor Forfeiture Agreement, page 67

22. Please revise your description of the Sponsor Forfeiture Agreement to briefly explain how the number of founder shares to be forfeited after a waiver of the Minimum Cash Amount requirement would be calculated rather than referring to a calculation made in accordance with the Sponsor Forfeiture Agreement.
Summary
Independent Director Oversight, page 69

23. We note your reference to a "special committee of the Nocturne Board, consisting only of individuals who were uninterested in this potential business combination transaction and any other potential business combination transactions." Please clarify which members of the Nocturne Board constituted the special committee and describe the potential conflict of interest that applied to other members of the Board. In this regard, we note that the
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         "Background of the Business Combination" section only appears to refer to a special committee formed in connection with the evaluation of Company B, a developer of semiconductor chips designed for bitcoin mining, in which one of the Executives of
         Nocturne has a controlling interest. Your revised disclosure should be clear if a separate special committee was formed, met separately, or negotiated or approved the transaction.
         If not, please clarify the role this committee played in the transaction process.
Interests of Certain Persons in the Business Combination, page 75

24. For each of the interest that may expire worthless if an initial business combination is not completed by October 5, 2023, please revise to clarify whether such provision may be extended if the deadline to complete an initial business combination is extended.
Background of the Business Combination
Negotiation Process with Candidates Other Than Cognos, page 85

25. Please revise your disclosure regarding the elimination of potential business combinations with Companies A, B, C, D and E to provide the date on which such discussions were terminated.
Background of the Business Combination
Negotiation Process with Cognos, page 86

26. We note your statement that the The Cognos LOI reflected "a pre-money enterprise value range for Cognos of approximately $120 million." Please revise this section to disclose how the parties arrived at this valuation, including the methodology employed in reaching the valuation.
27. With respect to the negotiations that occurred between July 7, 2022 and July 20, 2022, please specify the transaction share prices or range of share prices that were included in the negotiations.
28. Please briefly summarize the material terms of the September 2, 2022 draft of the Merger
         Agreement, including any provisions regarding the pre-money enterprise value range for
         Cognos or transaction share price. Please include similar descriptions for subsequent drafts of the Merger Agreement described in this section.
29. Please revise the background section to discuss the redemptions of 9,515,920 Public
         Shares in October 2022. Please explain the circumstances that lead to these redemptions and what impact the redemptions had on the negotiations with Congos. Opinion of the Company's Financial Advisor, page 91

30. We note the disclosure that Newbridge reviewed a financial model of Cognos with historical and future financial projections (including potential timing of U.S. FDA approval of its lead product, a commercialization and sales schedule, clinical development budget, and certain capital raise assumptions) provided by Cognos management team to
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         render its fairness opinion. Please revise to describe the historical and future financial projections provided by management that Newbridge reviewed to render its fairness opinion.
31. We note your statement that the full text of Newbridge's fairness opinion is included as
         Annex F to the Registration Statement. However, Annex F appears to be blank. Please revise to include a copy of the full opinion.
Opinion of the Company's Financial Advisor
Comparable Public Company Analysis, page 93

32. We note your disclosure regarding the criteria used to select comparable companies.
         Please state whether, and if so, why, Newbridge excluded any companies meeting the selection criteria from the analyses.
Opinion of the Company's Financial Adviser
Precedent Transaction Company Analysis, page 94

33. Please disclose the number of precedent transactions used to calculate the median Implied
         Equity Value of $124.4M. Please also disclose the specific transaction values used or the overall range of values. Please state whether, and if so, why, Newbridge excluded any precedent transactions meeting the selection criteria from the analyses.
Opinion of the Company's Financial Adviser
Discounted Cash Flow Analysis, page 94

34. We note your disclosure that "Newbridge performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Cognos for the fiscal years of 2023 through 2032." We note that the Financial Projections prepared by the Cognos management team do not appear to be disclosed here or elsewhere in the Registration
         Statement. We also note your statement that "Newbridge applied a discount rate of 17.0%
         and a Terminal Value Based on Growth in Perpetuity rate of 1.0%." Please explain how
         Newbridge arrived at these assumptions.
Material U.S. Federal Income Tax Considerations, page 99

35. We note your disclosure that "Nocturne intends for the Domestication to qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code." However, it does not appear that your disclosure expresses a conclusion as to whether or not the
         Domestication will qualify as a reorganization. Please revise your disclosure to express a conclusion for this and each other material federal tax consequence of the transactions. In this regard, a description of the law or a statement regarding the intended tax consequence is not sufficient. Additionally, as the tax-free nature of the transaction is material to investors, please file a tax opinion of counsel. Please refer to Item 601(b)(8) of Regulation
         S-K and Section III of Staff Legal Bulletin No. 19.
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36. We note your statement on page 102 that "A U.S. holder that, on the date of the
         Domestication, beneficially owns (actually and/or constructively) Nocturne Ordinary
         Shares with a fair market value less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the
         Domestication, and generally should not be required to include any
part of the    all
         earnings and profits amount    in income." Please revise your
disclosure or opinion to
         explain why this tax consequence only "generally should not" be required and why you
         cannot give a    will not    opinion. Please describe the degree of
uncertainty in the opinion.
         Please also include risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.
37. We note your statement on page 103 that "Based on the composition of its income and assets, Nocturne believes that it is likely that it was a PFIC for U.S. federal income tax purposes for the fiscal years ended December 31, 2021 and December 31, 2022 and that, as a result of the Domestication, it will be a PFIC for the fiscal year ended December 31,
         2023." Please include risk factor disclosure regarding your belief that it is likely you were a PFIC for 2022, 2021 and will be a PFIC for 2023, and the potential material tax consequences to investors.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 126

38. We note your disclosures regarding potential PIPE Investment, Note Investment or bridge financing that may occur subsequent to the most recent balance sheet date and prior to or in connection with the Closing. Please note that any such financing transaction are to be included in your pro forma presentation in accordance with Article 11-01(a)(8) of
         Regulation S-X. Please confirm that you will revise your presentation to the extent that any such transactions are consummated or are probable.
39. We note your disclosure that the aggregate number of Merger Consideration Shares is
         subject to certain adjustments with respect to Cognos    net
indebtedness and transaction
         expenses at closing, but you have not reflected any adjustments in the pro formas. Please either expand your disclosures to specifically state that no such adjustments are required based on the current financial information available or provide the calculation showing the adjusted consideration amount and reflect the adjusted amount in the pro forma presentation. Refer to Article 11- 02(a)(11)(ii)(A) of Regulation S-X for guidance. Also address this comment throughout the document where the pro forma number of shares are included.
40. Please expand your discussion here or in a footnote to the pro forma financial statements
         to state the number of shares of the Combined Company   s Common Stock
that will
         underlie the Cognos warrants and stock options, along with a footnote to the table summarizing the number of shares of Common Stock outstanding subsequent to the
         Business Combination. Also provide a discussion of the material terms of the warrants and stock options and the accounting implications of the conversion, including the
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         Common Exchange Ratio.
41. We note that there are at least two conditions required to be met for the merger to close:
         (1) the minimum cash condition of $10 million, and (2) $5,000,001 of net tangible assets.
          Please expand your disclosures to address both conditions. To the extent that one or both of these conditions are not met for either of the scenarios presented, explain how you intend to address these required conditions and/or provide a fulsome explanation of the consequences of not meeting the corresponding condition to the
transaction, Nocturne   s
         business and Nocturne   s shareholders. In this regard, we note that
pro forma cash for the
         maximum contractual redemptions is less than $10 million and total
stockholders    equity
         is less than $5,000,001. Refer to the guidance in Article 11-02(a)(10) of Regulation S-X.
42. Please disclose the terms of the Sponsor Forfeiture Agreement and address Cognos' option to waive the minimum cash condition. For any scenario presented that does not meet the minimum cash condition, ensure your pro forma presentation gives effect to the full range of possible results (i.e., Cognos exercising its option and also not exercising its option)
         along with the corresponding impact. In this regard, we note that if Cognos does exercise its option to waive the minimum cash condition, the Sponsor would forfeit and surrender certain of its shares and in turn additional Public Shares may be redeemed. Refer to the guidance in Article 11-02(a)(10) of Regulation S-X.
43. Please include footnote disclosures to the table summarizing the pro forma number of shares of Common Stock outstanding following the consummation of the Business
         Combination under both scenarios presented to clearly explain how the number of shares presented was calculated or determined.
             For the Cognos stockholders, explain how the number of shares was calculated based on the stated $120 million pre-money enterprise value and the per-share valuation of
             $10.30. Also reconcile the number of shares disclosed in the table to the stated
             aggregated stock consideration to be distributed to Cognos shareholders (inclusive of shares to be received by Maxim Partners of 291,262, but exclusive of shares issued in connection with the Closing pursuant to the bridge convertible notes), option holders and warrant holders of 11,650,485. Explain why the 11,650,485 shares for the merger consideration excludes shares for the bridge convertible notes.
             For the Nocturne Public Shareholders and the Initial Stockholders and related parties, explain how the number of shares reflected were determined in comparison to the issued and outstanding shares as of the most recently presented balance sheet. As part of this disclosure, provide an explanation for how the Rights have been reflected.
         Also address this comment throughout the document where the pro forma number of shares to be held is included.
Anticipated Accounting Treatment, page 127

44. Regarding the discussion of the Assuming Maximum Contractual Redemptions scenario, please expand your disclosures to explain what will occur if more than 462,716 Public
         Shares are requested for redemption.
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Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 131

45. For adjustment (E), please provide a discussion of the issuance of 291,262 shares to one service provider, including what the services were for, how the number of shares were determined, what the value of those shares are, and how the related compensation is reflected in the historical financial statements, including a specific reference to the corresponding footnote disclosure, and/or the pro forma financial statements. In this regard, we note your disclosures on page 109. Finally, explain why these shares are separately presented in the table on page 127 rather than included in the Cognos stockholders line.
46. For adjustment (F), please provide the material terms of the Bridge loan along with the number of shares the loan will be converted into and whether these shares have been reflected in the table on page 127.
47. For adjustment (G), please expand your disclosure to address the conversion of Cognos debt into shares of common stock, including whether any gains or losses on extinguishment will be recognized. Also, address the inconsistency between the cash adjustment of $200,000 and the disclosed cash portion of the settlement of $200 million.
48. For adjustment (I), please expand your disclosure to clarify the number of shares of
         common stock Nocturne   s related party promissory notes and advances
will convert into
         and how these shares have been reflected in the table on page 127.
49. For adjustment (J), please expand your disclosure to include the number of shares of
         common stock that will be issued to settle Nocturne   s Rights Shares
and how these shares
         have been reflected in the table on page 127.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 137

50. Please expand your presentation on page 138 to provide the disclosures required by ASC
         260-10-50-1 for the basic and diluted per-share computations for each period presented.
         Refer to Article 11- 02(a)(9) of Regulation S-X for guidance.
Related Party Promissory Notes, page 148

51. We note that you had an outstanding balance of $2,579,979 under the Promissory Notes as of March 31, 2023 and that such balances are repayable at the closing of the Business
         Combination. Please clarify the expected treatment of these loans. In this regard, we note your pro forma financial statements include a footnote for an adjustment that "Represents
         the conversion of Nocturne   s related party promissory notes and
advances into shares
         upon consummation of the Business Combination."
Certain Relationships and Related Transactions
Advances from Related Party, page 149

52.      We note your disclosure that "The Company   s advance from related
parties for working
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         capital purposes was $1,735,050 and $1,040,050 as of March 31, 2023 and December 31,
         2022, respectively. The advance is non-interest bearing and is due on demand." Please revise your disclosure to name the related party or parties who have provided these advances. Please clarify what source or sources the Company intends to use to repay these advances. If these advances were provided pursuant to a written agreement, please file such agreement as an exhibit to the Registration Statement or explain why you are not required to do so.
Nocturne's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity, Capital Resources and Going Concern, page 155

53. Please expand your disclosures to provide an analysis of your liquidity for fiscal year ended 2022 and the interim periods presented in addition to 2021 and the period October
         28, 2020 to December 31, 2020.
Information About Cognos
Key Advantages of SINNAIS, page 162

54. We note your disclosure which describes the technological advantages of SINNAIS that you believe will allow it "to deliver not only safer and better clinical outcomes, but also a significantly improved patient experience." Please revise to balance your presentation in this section to make clear that you have not completed your clinical trials and your products have not been approved for commercial sale.
55. We note your reference to "[t]hird-party studies and supporting clinical data" finding benefits of metronomic delivery. Please provide citation to the specific studies or clinical data supporting these benefits.
Information About Cognos, page 165

56. We note your statement that "[yo]ur goal for the twenty-four months after the closing of the Business Combination is to have a standalone pump that has received PMA approval for drug delivery and an FDA-approved IND for the study of metronomic delivery of methotrexate for treatment of LC." You also state that you are "currently preparing a
         PMA application for SINNAIS as a Class III pump indicated for infusion of Infumorph, a pain medicine, and expect to submit the application to the FDA in the fourth quarter of
         2025." Please reconcile your goal to receive PMA approval within twenty-four months after the closing of the Business Combination with your intention to submit the PMA application in the fourth quarter of 2025.
57. We note your statement that you are "initially focusing on SINNAIS for treatment of LC but believe that the device may also have potential to deliver neuroleptics locally to treat
         neurodegenerative diseases and mental illness, such as Alzheimer   s,
Parkinson   s, and
         multiple sclerosis." Please expand on this statement to explain the basis for your belief that SINNAIS may have potential to treat these diseases.
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58. We note your statement that you are "working on pre-clinical proof of concept animal studies of SINNAIS for delivery of tacrolimus, and if successful, plan to proceed to additional animal studies and eventually a Phase II in-human trial." Please disclose the current status of these pre-clinical proof of concept animal studies. Manufacturing, page 167

59. We note the disclosure that the SINNAIS pump includes layers of silicon and titanium. Please disclose whether you are substantially dependent on certain third-parties for your raw materials. Also revise to clarify whether you have agreements in place with Fraunhofer Institute and Philips Electronics Nederland B.V. Market Opportunity, page 167

60. We note your disclosure regarding the total addressable market. We further note that you are planning to seek regulatory approval in the United States. Please revise to disclose the countries or jurisdictions of the addressable market that you refer to in the first paragraph of this section.
Corporate Governance
Composition of the Board of Directors, page 190

61. We note that the proposed Certificate of Incorporation will provide for a classified board.
         Please include specific risk factor disclosure regarding the classified board.
Description of Securities
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, page 201

62. We note your statement that "Following the Business Combination, each public right will entitle the registered holder to purchase one share of Combined Company Common Stock at a price of $11.50 per share, in accordance with the terms of the rights agreements governing the public rights, and will be freely tradable." Elsewhere you note that each holder of a public right "will receive one-tenth (1/10) of one ordinary share upon consummation of the Business Combination" Please revise or clarify the reference to a
         $11.50 per share exercise price.
Comparison of Shareholder Rights, page 209

63. We note your statement that "Nocturne renounces any interest or expectancy that it has in, or right to be offered an opportunity to participate in any business opportunities that may be a corporate opportunity for both Nocturne and its management." Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Cognos Therapeutics, Inc. Financial Statements
15. Subsequent Events, page F-57

         Please disclose the specific date through which subsequent events have been evaluated in
 Henry Monzon
Nocturne Acquisition Corporation
September 11, 2023
Page 13
64. accordance with ASC 855-10-50-1(a). Also address this in your interim financial statements.
Exhibit Index
Exhibit 23.1, page II-4

65. Please request Marcum LLP to provide a dated consent with the next amendment.
Exhibit Index, page II-4

66. Please revise your Exhibit Index to include an opinion of counsel as to the legality of the securities being registered. Please refer to Item 601(b)(5) of Regulation S-K.
General

67. The website for Cognos does not appear to be operational. Please advise. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

FirstName LastNameHenry Monzon                               Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameNocturne Acquisition Corporation
                                                             Services
September 11, 2023 Page 13
cc:       Yang Wang, Esq.
FirstName LastName